                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                NetGravity, Inc.
                                ----------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                    641114103
                                    ---------
                                 (CUSIP Number)

           Elizabeth Wang                        Alexander D. Lynch
           DoubleClick Inc.                      Brobeck, Phleger & Harrison LLP
           41 Madison Avenue, 32nd Floor         1633 Broadway, 47th Floor
           New York, NY 10010                    New York, NY 10019
           (212) 683-0001                        (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 12, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /







                         (Continued on following pages)

------------------------------                    ------------------------------
CUSIP NO.  641114103                                     13D
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            DoubleClick Inc.
            I.R.S. I.D. #   13-3870996
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

            7      SOLE VOTING POWER
                                                                     - 0 -
           ---------------------------------------------------------------------
            8      SHARED VOTING POWER
                                                                     3,919,760
                   (including options to purchase 1,006,257
                   shares of Common Stock exercisable
                   within 60 days of the date of this
                   Schedule 13D)
           ---------------------------------------------------------------------
            9      SOLE DISPOSITIVE POWER
                                                                     - 0 -
           ---------------------------------------------------------------------
            10     SHARED DISPOSITIVE POWER
                                                                     3,919,760
                   (including options to purchase 1,006,257
                   shares of Common Stock exercisable
                   within 60 days of the date of this
                   Schedule 13D)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        21.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DoubleClick Inc. that it is the beneficial owner of any of the Common Stock of NetGravity, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of NetGravity, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1900 South Norfolk Street, Suite 150, San Mateo, CA 94403.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is DoubleClick Inc., a Delaware corporation ("DoubleClick").

     (b) The address of the principal office and principal business of DoubleClick is 41 Madison Avenue, 32nd Floor, New York, New York 10010.

     (c) DoubleClick is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DoubleClick's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger and Reorganization dated as of July 12, 1999 (the "Merger Agreement"), by and among DoubleClick, NJ Merger Corporation, a Delaware corporation and wholly owned subsidiary of DoubleClick ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.28 shares of DoubleClick Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of DoubleClick, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of DoubleClick (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 0.28 shares of DoubleClick Common Stock. DoubleClick will assume the Issuer's 1995 Stock Option Plan, 1998 Stock Plan, 1998 Employee Stock Purchase Plan and 1989 Director Option Plan, as well as the outstanding options issued under such plans or certain other agreements.

          As an inducement to DoubleClick to enter into the Merger Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of the Issuer have entered into a Stockholder Agreement, dated as of July 12, 1999 (the "Stockholder Agreement"), with DoubleClick and have, by executing the Stockholder Agreement, irrevocably appointed DoubleClick (or any nominee of DoubleClick) as his lawful attorney and proxy. Such proxy gives DoubleClick the limited right to vote each of the 3,919,760 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this
Schedule 13D) of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the Stockholder Agreement Stockholders of Issuer relates to 3,919,760 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this Schedule 13D) of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, DoubleClick (or any nominee of DoubleClick) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Kevin O'Connor, Kevin P. Ryan, Stephen R. Collins , and Jeffrey E. Epstein. The officers of the Surviving Corporation shall be the existing officer of the Merger Sub, until their respective successors are duly elected or appointed and qualified

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is NetGravity, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to NetGravity, Inc.

     (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

     (j) Other than described above, DoubleClick currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although DoubleClick reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Stockholder Agreement, DoubleClick may be deemed to be the beneficial owner of at least 3,919,760 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 21.9% of the issued and outstanding shares of Issuer Common Stock.

     DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Stockholder Agreement. DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stockholder Agreement. However, DoubleClick (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto and the Stockholder Agreement, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger and Reorganization, dated as of July 12, 1999 by and among DoubleClick Inc., a Delaware corporation, NJ Merger Corporation, a Delaware corporation and wholly owned subsidiary of DoubleClick Inc., and NetGravity, Inc., a Delaware corporation.

     2. Form of Stockholder Agreement, dated as of July 12, 1999, by and among DoubleClick Inc., a Delaware corporation, and certain affiliates of NetGravity, Inc., a Delaware corporation.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 22, 1999


                                                DOUBLECLICK INC.


                                                By: /s/ Stephen R. Collins
                                                    ----------------------------
                                                    Stephen R. Collins
                                                    Chief Financial Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                DOUBLECLICK INC.


                                             PRESENT PRINCIPAL OCCUPATION
                                        INCLUDING NAME OF EMPLOYER (IF OTHER
          NAME                          THAN DOUBLECLICK INC.)                       ADDRESS OF EMPLOYER
---------------------                   ------------------------------------   -----------------------------
EXECUTIVE OFFICERS OF
DOUBLECLICK INC.
---------------------
Kevin J. O'Connor                       Chief Executive Officer and Chairman   41 Madison Avenue, 32nd Floor
                                        of the Board of Directors              New York, New York  10010

Kevin P. Ryan                           President and Chief Operating Officer  41 Madison Avenue, 32nd Floor
                                                                               New York, New York  10010

Dwight A. Merriman                      Chief Technical Officer and Director   41 Madison Avenue, 32nd Floor
                                                                               New York, New York  10010

Jeffrey E. Epstein                      Executive Vice President               41 Madison Avenue, 32nd Floor
                                                                               New York, New York  10010

Stephen R. Collins                      Chief Financial Officer                41 Madison Avenue, 32nd Floor
                                                                               New York, New York  10010

Wenda Harris Millard                    Executive Vice President, Marketing    41 Madison Avenue, 32nd Floor
                                        and Sales                              New York, New York  10010

Barry M. Salzman                        Vice President, International          41 Madison Avenue, 32nd Floor
                                                                               New York, New York  10010
OUTSIDE DIRECTORS
David N. Strohm                         General Partner of several venture     755 Page Mill Road
                                        capital funds affiliated with          Building A, Suite 100
                                        Greylock Management Corporation        Palo Alto, California  94304

Mark E. Nunnelly                        Managing Director of Bain Capital,     Two Copley Place
                                        Inc., a venture capital group          Boston, Massachusetts  02116

Thomas S. Murphy                        Retired                                N/A

W. Grant Gregory                        Chairman of Gregory & Hoenemeyer,      666 Steamboat Road
                                        Inc., a merchant banking firm          Greenwich, Connecticut  06830

Donald Peppers                          Chief Executive Officer of Marketing   700 Canal Street
                                        1 to 1/Peppers and Rogers Group, a     Stamford, Connecticut  06883
                                        marketing consulting firm

                                   SCHEDULE B


STOCKHOLDER                                 SHARES BENEFICIALLY OWNED
-----------                                 -------------------------
Susan Atherton                                       176,914
J. Scott Briggs                                         32,500
John Danner                                          1,094,632
Michael W. Davies                                       80,112
Douglas S. Kaplan                                          113
Amnon Landan                                            30,000
Martin G. Lane-Smith                                   191,823
Jonathan D. Lazaras                                     80,635
John Lloyd                                                   0
Stephen Recht                                          146,805
Howard Smith                                            25,000
Eric Spivey                                            164,583
Jitendra Valera                                         90,755
Larry Wear                                             153,375
Alex Slusky                                          1,652,513
